     As filed with the Securities and Exchange Commission on July 15, 1997

                                                                File No. 70-8945

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                         ______________________________

                                AMENDMENT NO. 1
                                       TO
                                    FORM U-1

                            APPLICATION/DECLARATION

                                     UNDER

                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                         ______________________________

                               Ameren Corporation
                              1901 Chouteau Avenue
                           St. Louis, Missouri 63103

                     (Name of company filing this statement
                  and address of principal executive offices)

                                      None

                    (Name of top registered holding company)

                               William E. Jaudes
                                Registered Agent
                               Ameren Corporation
                              1901 Chouteau Avenue
                           St. Louis, Missouri  63103

                   (Names and addresses of agents of service)

The Commission is requested to send copies of all notices, orders and communications in connection with this Application to:

James J. Cook                  William J. Harmon
William Niehoff                Jones, Day, Reavis & Pogue
Union Electric Company         77 West Wacker, Suite 3500
1901 Chouteau Avenue           Chicago, Illinois  60601-1692
P.O. Box 149
St. Louis, Missouri  63166

A.   Introduction

  This Application/Declaration, originally filed October 31, 1996 (the "Application"), seeks approvals relating to the proposed business combination transaction among Ameren Corporation ("Ameren"), Union Electric Company ("UE") and CIPSCO Incorporated ("CIPSCO"), by which UE and CIPSCO's utility subsidiary, Central Illinois Public Service Company ("CIPS"), will become wholly owned subsidiaries of Ameren, a new Missouri holding company (the "Transaction"). Following the consummation of the Transaction, Ameren will register with the Securities and Exchange Commission (the "Commission") as a holding company under the Public Utility Holding Company Act of 1935 (the "Act").

  Ameren submits this Amendment No. 1 (i) to file additional information regarding the retention by Ameren of the gas utility operations of UE and CIPS,
(ii) to file certain Exhibits hereto as described below and (iii) to reply to comments of the Missouri Public Service Commission filed with the Commission in this docket on March 17, 1997.

B.   Retention of Gas Operations

  Item 3. A. 2. a. i. of the Application describes Ameren's position that, in light of current conditions, the Act does not prohibit UE or CIPS from continuing to conduct their gas operations as part of the single integrated public utility system to be controlled by Ameren after the Transaction. In particular, part (A) of that section demonstrates the significant level of lost economies that would result if each of the UE gas operations and the CIPS gas operations were separately operated -- i.e., as two stand-alone companies. As pointed out in such part, the lost economies would be significantly higher than in other cases where the Commission held that the additional system could be retained.

  In Item 3.A.2.b.ii.(B) of the Application, Ameren demonstrates that the gas operations of UE and the gas operations of CIPS, together, constitute a "single integrated public utility system." Because the existing separate gas systems of UE and CIPS may be operated as a single integrated system, it may be appropriate to analyze the loss of economies that would occur if the gas operations were to be divested on the assumption that the gas operations of UE and CIPS are combined as part of the divestiture into a single new and separate gas utility company. In order to demonstrate the effects of such a divestiture of both the UE and CIPS gas operations into a single separate entity, UE and CIPS have prepared a Supplemental Analysis of the Economic Impact of a Divestiture of the Gas Operations of UE and CIPS (the "Supplemental Study").

  The Supplemental Study uses the same methodology as used in the original Analysis of Economic Impact of Divestiture of the Gas Operations of UE and CIPS dated September 19, 1996 and previously filed in this matter as Exhibit K-1 (the "1996 Study"), except that it is assumed that one newly formed corporation would assume all of the divested gas operations. As would be expected, the Supplemental Study shows that total lost economies are less than shown by the 1996 Study because the "double" costs of two corporations are eliminated. However, even assuming that only one new company were created, the lost economies are significantly higher than in Commission precedents. See Exhibit K-2 to the Application. Thus, the Supplemental Study supports, as does the 1996 Study, the conclusion that the test of Clause A of Section 11(b)(1) is met in this case.

  Historically, in determining whether lost economies are "substantial" under
Section 11(b)(1)(A), the Commission has given consideration to four ratios, which measure the projected loss of economies as a percentage of: (1) total gas operating revenues; (2) total gas expense or "operating revenue deductions"; (3) gross gas income; and (4) net gas income or net gas utility operating income. Although the Commission has declined to draw a bright-line numerical test under
Section 11(b)(1)(A), it has indicated that cost increases resulting in a 6.78% loss of operating revenues, a 9.72% increase in operating revenue deductions, a 25.44% loss of gross income and a 42.46% loss of net income would afford an "impressive basis for finding a loss of substantial economies." In re Engineers Public Service Co., 12 SEC 41, 59 (Sept. 16, 1942) ("Engineers").

  Here, the lost economies would be far greater than in Engineers if the gas properties of UE and CIPS were to be operated as a combined new single entity on a stand-alone basis, with no offsetting increase in benefits to consumers.
These lost economies result from the need to replicate services, the sacrifice of economies of scale, the costs of reorganization, and other factors, and are described more fully in the Supplemental Study (Exhibit K-1.1 hereto).

  As set forth in the Supplemental Study, divestiture of the gas operations of UE and CIPS into one stand-alone company would result in lost economies of $34.8 million. (This compares to lost economies of $22.1 million for UE and $36.3 million for CIPS, totalling $58.4 million, as found by the 1996 Study). These lost economies compare with 1995 pro forma combined gas operating revenues of $217.4 million for UE and CIPS; pro forma combined gas operating revenue deductions of $197.9 million; pro forma combined gas gross income of $19.6; and pro forma combined gas net income of $13.8 million.

  On a percentage basis, the lost economies amount to 252% of 1995 pro forma combined gas net income -- far in excess of the loss of net income in Unitil Corp., 51 SEC Docket 562 (Apr. 24, 1992) (Unitil), where the Commission allowed the retention of gas utility operations, and the 30% loss in New England Electric System that the Commission has described as the highest loss of net income in any past divestiture order./1/ As a percentage of 1995 pro forma combined gas operating revenues, these lost economies described in the Supplemental Study amount to 16% --losses higher than the losses in any past divestiture order. The projected loss of economies as a percentage of operating revenues is even higher than the loss in Unitil./2/ As a percentage of
---------------------

/1/  See Unitil Corp., 51 SEC Docket 562, 567 & n.42 (Apr. 24, 1992) ("The
     Commission has required divestment where the anticipated loss in income of the stand-alone company was approximately 30%" or "29.9% of net income before taxes") (citing SEC v. New England Elec. Sys., 390 U.S. 207, 214
     n.11 (1968)). This percentage compares to the 425% of 1995 UE gas net income and 424% of 1995 CIPS gas net income shown by the 1996 Study.

/2/ The loss as a percentage of operating revenues in Unitil was 13.94%. The highest loss of operating revenues in any case ordering divestiture is commonly said to be 6.58%. See, e.g., Unitil Corp., 51 SEC Docket 562, 567
     n.41 (Apr. 24, 1992) ("[o]f cases in which the Commission has required divestment, the highest estimated loss of operating revenues of a stand-alone company was 6.58%") (citing In re Engineers Public Service Co., 12 SEC 41 (Sept. 16, 1942)). In fact, however, the 6.58% ratio is not cited in Engineers and is a post hoc calculation derived from claimed cost increases which the Commission had found were "overstated" and "doubtful" in a number of respects. Engineers Public Service Co., 12 SEC at 80-81. See also In re Philadelphia Co., 28 SEC 35, 51 n.26 (June 1, 1948) (Engineers' "estimate . . . of increased expenses . . . was overstated in several respects"). While the SEC made no finding as to actual cost increases or ratios for the Gulf States gas properties, it found that Engineers' estimate of divestiture-related cost increases for certain sister gas properties in Virginia were also overstated and cut them and the resulting ratios in half. Engineers Public Service Co., 12 SEC at 60. If the same 50% discount had been applied to Engineers' Gulf States gas properties, the loss of operating revenues would have been 3.29%, the increase in expenses would have been 4.73%, the loss of gross income would have been 10.43%, and the loss of net income would have been 12.63%. Disregarding the 6.58% ratio incorrectly attributed to the Engineers/Gulf States case, the highest loss of operating revenues in any past divestiture order was 5.85%. See table of ratios in In re New England Elec. Sys., 41 SEC 888, 905 App. (Mar. 19, 1964). This figure would be even lower if adjusted for the increase in purchased gas costs since the 1940s. The percentage shown by the Supplemental Study compares to the
                                                                (continued.....)

1995 pro forma combined gas expenses or operating revenue deductions, the lost economies described in the Supplemental Study would amount to 17.6% -- higher than the losses in any past divestiture order and higher than the losses in both Unitil and Entergy, another case in which the Commission authorized the retention of gas operations./3/ As a percentage of 1995 pro forma combined gas gross income, the lost economies described in the Supplemental Study amount to 178% --far in excess of the highest loss of gross income in any divestiture order. The applicable percentages in past cases are summarized in Exhibit K-2 previously filed (Table of Estimated Losses of Economies in Prior Decisions on Divestiture and Retention of Gas Operations).

  In order to recover these lost economies, the single, new stand-alone company divested from UE and CIPS would need to increase customer rates by about 23% ($50.4 million) in order to provide an 11.07% rate of return on rate base. This rate of return was conservatively estimated using the weighted average approximate costs for capital of UE and CIPS rather than the higher returns that would likely be required by the financial community for a single, stand-alone company.

  Finally, it should be noted that the lost economies would, in the absence of rate relief, result in a negative rate of return on rate base for the gas operations of minus 4.78% --significantly more detrimental than the 2.01% projected stand-

-------------------------
/2/(continued.....)

     25% and 28% reduction, respectively, for UE and CIPS shown by the 1996
     Study.

/3/ The highest percentage of loss related to operating revenue deduction is sometimes attributed to the Gulf States gas properties of Engineers Public Service Co. See, e.g., In re New England Elec. Sys., 41 SEC 888, 905 App. (March 19, 1964) (attributing 9.46% to the Engineers/Gulf States case). This percentage, however, is based on claimed losses expressly rejected by the Commission in the Engineers decision. In re Engineers Public Service Co., 12 SEC 41, 80-81 (Sept. 16, 1942). Disregarding the 9.46% figure erroneously attributed to the Engineers case, the highest expense percentage in the cases ordering divestiture appears to have been either 8.01% or 7.42%, depending on how the ratio is calculated. See In re North American Co., 18 SEC 611 (Apr. 7, 1945); In re Philadelphia Co., 28 SEC 35, 51 Table VI (June 1, 1948) (attributing expense ratio of 7.42% to North American) with In re New England Electric System, 41 SEC 888, 905 App.
     (1964) (attributing expense ratio of 8.01% to North American). The combined total loss as a percentage of gas operating revenue deductions shown in the 1996 Study was 29.5%.

alone rate of return in Unitil, where retention was authorized. This return is significantly lower than the returns of other utilities in the region and represents a decline from UE's and CIPS' indicated rates of return for 1995.

  The above data show that, even assuming the gas operations of CIPS and UE were divested by forming one stand-alone company, the loss of economies would be significant, in excess of that present in other cases where retention was allowed and sufficient to support a finding that requirement of Clause A of
Section 11(b)(1) is met in this case. This conclusion is even more dramatically demonstrated if it is assumed that each gas operation would be in a separate stand-alone company as shown by the 1996 Study.

  Additional support for the conclusion that retention of the gas operations is supported by the Act is found in the Legal Memorandum on the Retention of Gas Operations by Ameren Corporation (the "Gas Legal Memorandum") filed herewith as Exhibit K-3.

C.   Additional or Updated Exhibits.

  The Exhibits filed herewith include Exhibit D-2.2, the Report and Order of the Missouri Public Service Commission (MPSC) dated February 21, 1997 (the "Final Missouri Order), approving the merger between Union Electric Company (UE) and Central Illinois Public Service Company (CIPSCO) and the pleading filed by UE accepting conditions contained therein. In the Final Missouri Order, the MPSC adopted and approved the terms of the Stipulation entered into by the parties. (See Exhibit D-2.3) The MPSC also imposed two other conditions beyond those reflected in the Stipulation. First, Ameren must agree to file or join in the filing of regional independent system operator ("ISO") proposal at the FERC no later than December 31, 1997, or, if not, by March 31, 1998, Ameren must develop and file with the MPSC a plan for establishing an independent entity charged with the operation, pricing and planning of its transmission system. Second, UE must file with the MPSC by January 1, 1998, a report assessing the potential ability of the merged companies to exercise market power in the price of deregulated retail generation. UE has consented to these two conditions. The Final Missouri Order became effective March 4, 1997.

  As described in Part A hereto, the Supplemental Study and the Gas Legal Memorandum are also filed herewith.

  Finally, recent financial information and Exhibits are filed as noted in Item 6 below.

D.     Reply to Comments of the Missouri Public Service Commission

  Ameren has no objection to the late-filed comments being received and considered by the Commission. However, Ameren does not believe that any reason exists to grant the requested relief as the issues raised were the subject of negotiation and were fully addressed in agreements accepted by the MPSC when it approved the merger on February 21, 1997.

  In negotiations during the pre-approval process, the MPSC Staff expressed the desire to retain the ability of the MPSC to continue regulatory oversight of UE and Ameren. The MPSC Staff proposed that contracts contain similar language to that which has been suggested in its comments. For a variety of reasons, including that placing the language in contracts would have been an administrative hardship and may have unnecessarily created uncertainties regarding the enforceability of contracts, the proposal ultimately was dropped and other means were adopted to provide the assurances the MPSC Staff sought. Thus, the Stipulation (previously filed as Exhibit D-2.3 hereto) signed by UE and approved by the MPSC contains numerous provisions specifically designed to preserve the MPSC's ability to examine books and records of the merged companies and to engage in ratemaking determinations. For example, the Stipulation states, in part as follows:

  8.   State Jurisdictional Issues

          a. Access to Books, Records, and Personnel. UE and its prospective holding company, Ameren, agree to make available to the [MPSC], at reasonable times and places, all books and records and employees and officers of Ameren, UE and any affiliate or subsidiary of Ameren as provided under applicable law and [MPSC] rules; provided, that Ameren, UE and any affiliate or subsidiary of Ameren shall have the right to object to such production of records or personnel on any basis under applicable law and [MPSC] rules excluding any objection that such records and personnel are not subject to [MPSC] jurisdiction by operation of the Public Utility Holding Company Act of 1935. . . .

                                      ****

          d. Contracts Required to be Filed with the SEC. All contracts, agreements or arrangements, including any amendments thereto, of any kind between UE and any affiliate, associate, holding, mutual service, or subsidiary company within the same holding company system, as these terms are defined in 15 U.S.C. (S) 79b, as subsequently amended, required to be filed with and/or approved by the Securities and Exchange Commission ("SEC") pursuant to PUHCA, as subsequently amended, shall be conditioned upon the following without modification or alteration: UE and Ameren and each of its affiliates and subsidiaries will not seek to overturn, reverse, set aside, change or enjoin, whether through appeal or the initiation or maintenance of any action in any forum, a decision or order of the [MPSC] which pertains to recovery, disallowance, deferral or ratemaking treatment of any expense, charge, cost or allocation incurred or accrued by UE in or as a result of a contract, agreement, arrangement or transaction with any affiliate, associate, holding, mutual service or subsidiary company on the basis that such expense, charge, cost or allocation has itself been filed with or approved by the SEC or was incurred pursuant to a contract, arrangement, agreement or allocation method which was filed with or approved by the SEC.

(Stipulation, Exhibit D-2.3, pp. 22-24) (emphasis supplied).
 -----------

     In addition, the Stipulation contains a contingent jurisdictional stipulation providing for pre-approval of contracts by the MPSC in the event that anyone raises objection to MPSC action on the basis of SEC preemption. (Stipulation, Attachment D)(U-1 Exhibit D-2.3). Thus, Ameren and UE have clearly demonstrated that they did not act to deprive the MPSC of jurisdiction in structuring the transaction so that Ameren would become a registered holding company. Furthermore, there are agreements in place which are more than adequate to govern relationships between the parties. Including the conditions proposed by the MPSC would not add to that protection already in place, but has the potential to create administrative hardship and uncertainty for Applicants post-merger.

     For these reasons Applicants respectfully request that the Commission decline to include in its Order conditions suggested by the MPSC unit's comments.

Item 6.  Exhibits and Financial Statements

A.   Exhibits

     The following Exhibits are filed with this Amendment No. 1:

     D-2.2     Final MPSC Report and Order dated February 21, 1997

     G-1.1     Financial Data Schedule (March 1997) (Electronic filing only)

     I-1.1 Annual Report of UE on Form 10-K for the year ended December 31, 1996 (Incorporated by reference)

     I-2.1 Annual Report of CIPSCO and CIPS on Form 10-K for the year ended December 31, 1996 (Incorporated by reference)

     I-3.1 Portions of UE 1996 Annual Report to Shareholders (Exhibit 13 to UE 1996 Form 10-K; Incorporated by reference)

     I-4.1 Statement of CIPS on Form U-3A-2 dated February 28, 1997 (Incorporated by reference)

     I-5.1 UE Quarterly Report on Form 10-Q for the quarter ended March 31, 1997 (Incorporated by reference)

     I-6.1 CIPSCO and CIPS Quarterly Report on Form 10-Q for the quarter ended March 31, 1997 (Incorporated by reference)

     K-1.1 Supplemental Analysis of the Economic Impact of a Divestiture of the Gas Operations of UE and CIPS (the "Supplemental Study")

     K-3       Legal Memorandum Regarding Standards for Retention of Gas
               Properties

B.   Financial Statements


     FS-1.1 Ameren Unaudited Pro Forma Combined Condensed Consolidated Balance Sheets as of March 31, 1997 (see Quarterly Report of UE on Form 10-Q for the quarter ended March 31, 1997 (Exhibit I-5.1 hereto), at p. 11)

     FS-2.1 Ameren Unaudited Pro Forma Combined Condensed Consolidated Statements of Income for the years ended December 31, 1996, 1995 and 1994 (see Annual Report of UE on Form 10-K for the year ended December 31, 1996 (Exhibit I-1.1 hereto), at pp. 17-19)

     FS-3.1 CIPSCO Consolidated Balance Sheets as of March 31, 1997 (see Quarterly Report of CIPSCO on Form 10-Q for the quarter ended March 31, 1997 (Exhibit I-6.1 hereto), at p. 5)

     FS-4.1 CIPSCO Consolidated Statements of Income for its last three fiscal years (see Annual Report of CIPSCO on Form 10-K for the year ended December 31, 1996 (Exhibit I-2.1 hereto), at p. 40)

     FS-5.1 CIPS Balance Sheets as of March 31, 1997 (see Quarterly Report of CIPS on Form 10-Q for the quarter ended March 31, 1997 (Exhibit I-6.1 hereto), at p. 8)

     FS-6.1 CIPS Statements of Income for its last three fiscal years (see Annual Report of CIPS on Form 10-K for the year ended December 31, 1996 (Exhibit I-2.1 hereto), at p. 66)

     FS-7.1 UE Consolidated Balance Sheet as of March 31, 1997 (see Quarterly Report of UE on Form 10-Q for the quarter ended March 31, 1997 (Exhibit I-5.1 hereto), at p. 2)

     FS-8.1 UE Statement of Income for its last three fiscal years (see UE Annual Report to Shareholders for the year ended December 31, 1996 (Exhibit I-3.1 hereto), at p. 22)

                                   SIGNATURE


     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this Amendment No. 1 to Application/Declaration to be signed on its behalf by the undersigned thereunto duly authorized.

Date:     July 15, 1997


                                     AMEREN CORPORATION


                                     /s/ William E. Jaudes
                                     -------------------------------------
                                     By:  William E. Jaudes
                                          Secretary

                                 Exhibit Index
                               to Amendment No. 1



A.  Exhibits
                                                                 Form of
Exhibit No.      Description                                     Transmission
-----------      -----------                                     ------------

D-2.2            Final MPSC Report and Order dated               Electronic
                 February 21, 1997 (filed herewith)

G-1.1            Financial Data Schedule (March 1997)            Electronic
                 (filed herewith)

I-1.1            Annual Report of UE on Form 10-K for            By Reference
                 the year ended December 31, 1996
                 (Incorporated by reference)

I-2.1            Annual Report of CIPSCO and CIPS on             By Reference
                 Form 10-K for the year ended
                 December 31, 1996 (Incorporated by
                 reference)

I-3.1            Portions of UE 1996 Annual Report to            By Reference
                 Shareholders (Exhibit 13 to UE 1996
                 Form 10-K; Incorporated by
                 reference)

I-4.1            Statement of CIPS on Form U-3A-2                By Reference
                 dated February 28, 1997
                 (Incorporated by reference)

I-5.1            UE Quarterly Report on Form 10-Q for            By Reference
                 the quarter ended March 31, 1997
                 (Incorporated by reference)

I-6.1            CIPSCO and CIPS Quarterly Report on             By Reference
                 Form 10-Q for the quarter ended
                 March 31, 1997 (Incorporated by
                 reference)


                                                                 Form of
Exhibit No.             Description                              Transmission
-----------             -----------                              ------------

K-1.1                   Supplemental Analysis of the             Electronic
                        Economic Impact of a Divestiture of
                        the Gas Operations of UE and CIPS
                        (the "Supplemental Study") (filed
                        herewith)

K-3                     Legal Memorandum Regarding Standards     Electronic
                        for Retention of Gas Properties
                        (filed herewith)

B. Financial Statements

                                                                 Form of
 F.S. No.               Description                              Transmission
 --------               -----------                              ------------

 FS-1.1                 Ameren Unaudited Pro Forma Combined      By Reference
                        Condensed Consolidated Balance Sheets
                        as of March 31, 1997 (see Quarterly
                        Report of UE on Form 10-Q for the
                        quarter ended March 31, 1997 (Exhibit
                        I-5.1 hereto), at p. 11)

 FS-2.1                 Ameren Unaudited Pro Forma Combined      By Reference
                        Condensed Consolidated Statements of
                        Income for the years ended December
                        31, 1996, 1995 and 1994 (see Annual
                        Report of UE on Form 10-K for the year
                        ended December 31, 1996 (Exhibit I-1.1
                        hereto), at pp. 17-19)

 FS-3.1                 CIPSCO Consolidated Balance Sheets as    By Reference
                        of March 31, 1997 (see Quarterly
                        Report of CIPSCO on Form 10-Q for the
                        quarter ended March 31, 1997 (Exhibit
                        I-6.1 hereto), at p. 5)

 FS-4.1                 CIPSCO Consolidated Statements of        By Reference
                        Income for its last three fiscal years
                        (see Annual Report of CIPSCO on Form
                        10-K for the year ended December 31,
                        1996 (Exhibit I-2.1 hereto), at p. 40)

 FS-5.1                 CIPS Balance Sheets as of March 31,      By Reference
                        1997 (see Quarterly Report of CIPS on
                        Form 10-Q for the quarter ended March
                        31, 1997 (Exhibit I-6.1 hereto), at
                        p. 8)

                                                     Form of
F.S. No.    Description                              Transmission
--------    -----------                              ------------

FS-6.1      CIPS Statements of Income for its last   By Reference
            three fiscal years (see Annual Report
            of CIPS on Form 10-K for the year
            ended December 31, 1996 (Exhibit I-2.1
            hereto), at p. 66)

FS-7.1      UE Consolidated Balance Sheet as of      By Reference
            March 31, 1997 (see Quarterly Report
            of UE on Form 10-Q for the quarter
            ended March 31, 1997 (Exhibit I-5.1
            hereto), at p. 2)

FS-8.1      UE Statement of Income for its last      By Reference
            three fiscal years (see UE Annual
            Report to Shareholders for the year
            ended December 31, 1996 (Exhibit I-3.1
            hereto), at p. 22)